Filed by Zynga Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Zynga Inc.

Commission File No. 001-35375

The following communications were first made available to employees of Zynga Inc. May 11th, 2022:

This document has been prepared pursuant to an engagement between PricewaterhouseCoopers LLP and Zynga Inc. and is intended solely for the use and benefit of Zynga and not for reliance by any other person.

Zynga Inc.

Employee FAQs - United Kingdom

The following summary outlines your general UK tax-related responsibilities with respect to your Zynga employee equity awards upon the combination of Zynga Inc. (“Zynga”) and Take-Two Interactive Software, Inc. (“TTWO”) (the “Transaction”). This information is current as of May 2022 and should not be acted on without additional consultation with your personal tax advisor. It assumes that you are an active Zynga employee, and have resided and worked exclusively in the UK from the date the equity was granted to you until the date on which you receive all payments discussed below. The tax results may differ depending on individual circumstances, including (but not limited to) if you are not a tax resident of the UK or have not worked exclusively in the UK throughout this period.

The information provided below is not intended to, and does not, constitute personal tax advice. Since tax laws change frequently and since tax consequences may also depend on your personal tax situation, you should consult your personal tax advisor regarding your specific tax consequences.

Overview

The following summarizes what will happen to your stock options, restricted stock units (“RSUs”), performance stock units (“PSUs”), Employee Stock Purchase Plan (“ESPP”) shares in Zynga, and Zynga common shares as part of the Transaction under the terms of the Agreement and Plan of Merger dated January 9, 2022 (the “Merger Agreement”).

1.	What will happen to my stock options at close?

Vested Options

Your vested Zynga stock options will be converted into vested TTWO stock options under the same terms and conditions as your vested Zynga stock options. However, the number of shares and the exercise price of the TTWO stock options will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

Unvested Options

Your unvested Zynga stock options will be converted into unvested TTWO stock options under the same terms and conditions as your unvested Zynga stock options (i.e., the original vesting dates and other terms and conditions will remain unchanged). However, the number of shares and the exercise price of the TTWO stock options will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

2.	What will happen to my RSUs at close?

Your unvested Zynga RSUs will be converted into unvested TTWO RSUs under the same terms and conditions as your unvested Zynga RSUs (i.e., the original vesting dates and other terms and conditions will remain unchanged). However, the number of shares underlying the TTWO RSUs will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

3.	What will happen to my PSUs at close?

Your unvested Zynga PSUs will be converted at close into unvested TTWO RSUs under the same terms and conditions as your unvested Zynga PSUs, with the exception in some cases of the performance metrics, which will be evaluated prior to closing or remain applicable as provided in your PSU award agreement. In addition, the number of shares of the TTWO RSUs will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

Whether or not performance criteria for the PSUs will remain applicable, the time-based vesting schedule will remain unchanged. Please note that the number of Zynga common shares subject to Zynga PSUs (i.e., the Zynga shares that will be converted over to TTWO RSUs) will be determined in accordance with the terms of the PSU award agreement.

If you hold a PSU award with a performance period that has been completed and performance measured by the compensation committee of Zynga’s board of directors, then the unvested portion of the PSU award will be treated similarly to an unvested RSU award, with future vesting proceeding in accordance with the time-based vesting schedule applicable to the eligible shares, subject to the terms of the applicable award agreement.

4.	What will happen to the ESPP at close?

Zynga’s most recently completed purchase under the ESPP occurred in February 2022. While the next regularly scheduled purchase would occur in August 2022, the closing of the acquisition is expected to occur in May 2022.

Accumulated Contributions

Your accumulated contributions under the ESPP shall be used to purchase ordinary shares of Zynga as of the end of the current offering period, which will be shortened such that the final purchase will occur before the closing of the Transaction.

Any accumulated contributions under the ESPP not used to purchase shares will be refunded to you as promptly as practicable following the final purchase date. Any refund will be in the form of a cash payment made through payroll.

Note that the Zynga ESPP will cease to exist after the closing of the Transaction and there will be no new offering period after the current offering period ends.

5.	What will happen to my Zynga common shares (including previously vested RSU awards) at close?

As a quick reminder, if your Zynga RSUs vested in the past, they now are shares of Zynga common stock. For each share of vested and outstanding Zynga common stock that you own immediately prior to closing, you will receive ordinary shares in TTWO shortly after close plus a cash payment of $3.50 per share. The number of shares received in TTWO will be determined using the exchange ratio for shares provided under the Merger Agreement.

6.	What are the exchange ratios?

As provided in the Merger Agreement, the exchange ratio for shares will be determined as follows: (i) if the TTWO Common Stock Price (as defined below) is an amount greater than $181.88, then this exchange ratio will be 0.0350; (ii) if the TTWO Common Stock Price is an amount greater than or equal to $156.50 but less than or equal to $181.88, then this exchange ratio will be an amount equal to the quotient (rounded to five decimal places) obtained by dividing: (a) $6.36 by (b) the TTWO Common Stock Price; and (iii) if the TTWO Common Stock Price is less than $156.50, then this exchange ratio will be 0.0406.1

The exchange ratio for equity awards is very similar to the exchange ratio for shares as described above, but because there is no cash paid upon conversion of any Zynga equity awards into TTWO equity awards, the $3.50 in cash (discussed in FAQ #5 above) first is converted into a number of TTWO shares. This is done by dividing the $3.50 by the TTWO Common Stock Price. The exchange ratio for equity awards is the sum of such quotient, plus the exchange ratio for shares.

7.	When will these changes in my Zynga equity and equity awards occur?

These changes will be effective on the date of the close of the Transaction and will be reflected in your equity account approximately 2-4 business days after the close of the Transaction.

8.	What are the general tax implications related to the equity consideration and cash consideration?

Zynga Stock Options converted to TTWO Stock Options (both vested and unvested)

A holder of stock options generally will not be subject to taxes due to the conversion of stock options (i.e., Zynga stock options that are converted into stock options in TTWO) in the Transaction. Generally, there will be taxable compensation on any positive spread value (i.e., the fair market value (FMV) of the shares at exercise less the exercise price) at the time of exercise, and there may be income tax due at the applicable marginal tax rate as well as National Insurance on this compensation. Additional tax (capital gains) generally will be due when selling shares, if the value of the shares increases after shares are acquired at exercise.

[1]

“TTWO Common Stock Price” will be the volume-weighted average sales price per share taken to four decimal places of TTWO Common Stock on the Nasdaq Global Select Market for the consecutive period beginning at 9:30 a.m. New York time on the twenty-third trading day immediately preceding the closing date of the Transaction and concluding at 4:00 p.m. New York time on the third trading day immediately preceding such closing date.

Zynga Unvested RSUs converted to TTWO RSUs

A holder of RSUs generally will not be subject to taxes due to the conversion of unvested RSUs (i.e., Zynga RSUs that are converted into RSUs in TTWO) in the Transaction. Generally, there will be taxable compensation on the FMV of the shares at the time of vesting and settlement, and there may be income tax due at the applicable marginal tax rate as well as National Insurance on this compensation. Additional tax (capital gains) generally will be due when selling shares, if the value of the shares increases after vesting.

Zynga Unvested PSUs converted to TTWO RSUs

There generally is not a taxable event with respect to the conversion of unvested PSUs (i.e., Zynga PSUs that are converted into RSUs or PSUs in TTWO) in the Transaction. Generally, there may be taxable compensation on the FMV of the shares at the time shares vest and are issued, and there may be income tax due at your applicable marginal tax rate as well as National Insurance on this compensation. Additional tax (capital gains) generally will be due when selling shares, if the value of the shares increases after shares are received at vesting.

ESPP

The Zynga shares purchased with accumulated contributions will be converted to the right to receive cash and TTWO shares as discussed below. You will receive a refund of any excess accumulated contributions not used to purchase Zynga shares.

Zynga Common Shares (including vested RSU awards)

You will receive a combination of shares in TTWO and a cash payment in exchange for your Zynga shares in the Transaction. Assuming the Transaction qualifies as a reorganization for UK tax purposes, a holder of shares will be treated as disposing of the same proportion of their Zynga shares as the value of the cash taken as a proportion of the total consideration of their Zynga shares. The shares treated as sold at the time of the Transaction are subject to capital gains tax.

The shares not treated as sold are rolled over into TTWO shares. You will not owe any tax for these TTWO shares until the time you sell your TTWO shares in the future. Any gain would be characterized as capital. At that time, there will generally be capital gains tax assessed on the difference between the sales proceeds and the basis in the shares (which will carry over from your basis in the Zynga shares which is generally the price you paid for the shares plus any taxable income that you already recognized in acquiring the shares).

It is your responsibility to report and pay taxes on any capital gains realized.

9.	Will income and National Insurance taxes be withheld?

Yes, if due, both income tax and National Insurance will be withheld by your employer at the time of the taxable event for any taxable compensation (i.e., at exercise for stock options, and at transfer on vesting for RSUs and PSUs).

Note that any capital gains tax will not be withheld. It is your responsibility to pay any capital gains tax due directly to the tax authorities.

10.	Will my income be reported to the tax authorities?

Any income tax and National Insurance will be reported by your employer via payroll and included in the monthly submissions to HMRC.

Capital gains will not be reported. It is your responsibility to report any capital gains on your self-assessment tax return (SATR).

11.	What are my tax reporting requirements?

You must report any capital gains on your SATR. The SATR and tax payment will be due by 31 January following the end of the tax year in which capital gains arose. You should consult with your personal tax advisor with respect to any details or questions.

Additionally, Zynga expects to provide you with a Stock Plans Transaction Supplemental Statement from E*Trade next year to assist you in reporting the corporate action on your tax return. This is not an official tax document but it will contain certain information that may be useful for reporting purposes.

12.	Can you provide additional information on capital gains taxation?

If the sales price of the shares is higher than the FMV on the date of exercise, vesting, issuance, or purchase (as applicable), there will be a capital gain, which will be subject to capital gains tax as described in FAQ #8 above.

For the 2022/23 tax year, there is a capital gains tax-free annual allowance of £12,300. Capital gains are then charged at 10% (basic rate income taxpayers) or 20% (higher or additional rate income taxpayers).

If the sales price of the shares is lower than the FMV on the date of exercise, vesting, issuance, or purchase (as applicable), there may be a capital loss. Capital losses can generally be used to offset capital gains.

Examples

The following is for illustrative purposes and amounts may be subject to change and/or subject to certain conditions in order to be paid. The exchange ratio used to convert Zynga equity into TTWO equity will be based in part on the market price of TTWO stock closer to the closing of the Transaction, as discussed in FAQ #6 above. For the purposes of these examples, we have assumed an exchange ratio of ..03975 for shares and an exchange ratio of .06165 for equity awards (which, as described in FAQ #6 above, takes into account that Zynga equity awards do not receive the cash consideration otherwise payable on Zynga stock).

•	You have already used your capital gains annual allowance and are subject to a capital gains tax rate of 20%.

•	We have assumed that the Zynga stock price will have a value of $9 per share immediately prior to the close.

Zynga Stock Options converted to TTWO Stock Options

•	100 Stock Options in Zynga with an exercise price of $5.00 per share will be converted into 6 Stock Options in TTWO with an exercise price of $81.11 per share.

Payment	Amount	Payment Timing	Taxes
Converted Options	= 100 Zynga NQSOs * .06165 = 6 TTWO NQSOs Zynga exercise price of $5.00 per share + TTWO exercise price of $81.11 per share = $5.00 / 0.06165 = $81.11	Will receive TTWO options on closing but no shares until the options are exercised	N/A – Generally, no taxes will apply until exercise.

Zynga RSUs converted to TTWO RSUs

•	100 unvested RSUs in Zynga will be converted into 6 unvested RSUs in TTWO.

Payment	Amount	Payment Timing	Taxes
Converted RSUs	= 100 Zynga RSUs * .06165 = 6 TTWO RSUs	Will receive TTWO RSUs on closing but no shares issued until after shares have vested	N/A – Generally, no taxes will apply until vesting and issuance of the shares.

Zynga PSUs converted to TTWO RSUs

•

100 unvested PSUs in Zynga will be converted into 5 unvested RSUs in TTWO. For purposes of this example, we have assumed that performance will be measured at 85% of target levels shortly before the conversion as a result of the Transaction.

Payment	Amount	Payment Timing	Taxes
Converted RSUs	= 100 Zynga PSUs * .06165 * 85% = 5 TTWO RSUs	Will receive TTWO RSUs on closing but no shares are issued until after shares have vested	N/A – Generally, no taxes will apply until vesting and issuance of the shares.

Zynga shares converted to TTWO shares

•

100 Zynga shares will be converted into 3 shares in TTWO, $350 in cash consideration, and $156 for the remaining fraction of a TTWO share. This example assumes shares were acquired upon previous vesting of Zynga RSUs or exercise of vested Stock Options.

Payment	Amount	Payment Timing	Taxes
TTWO Shares	= 100 Zynga shares *.03975 = 3 TTWO shares and = 100 Zynga shares*$3.50 per share = $350 and = 0.975 fraction of a TTWO share * $160 TTWO share price = $156.00	Will receive TTWO shares and cash consideration upon closing

TTWO Shares

No taxes will be withheld. Capital gains tax may be due when shares are sold.

Cash Consideration

Cash proceeds are taxable at closing as a capital gain (including cash received in lieu of fractional shares).

To work out your capital gain you will need to allocate the original cost of your Zynga shares proportionally between the cash you receive and the value of the TTWO shares.

The amount of any capital gain tax liability will depend on your tax basis in the Zynga shares you hold and your personal tax situation.

Where a small amount of cash is received and this is less than the cost of your original Zynga shares, you may not pay capital gains tax on the cash element; however, this will reduce the cost basis of your TTWO shares.

ESPP accumulated contributions used to purchase Zynga shares

•	Assuming contributions of $770 and a reference price of $9.00 per Zynga share before discount.

Payment	Amount	Payment Timing	Taxes
Zynga Shares	= $ 9.00 per Zynga Share * (1 - 15% discount = $7.65 per Zynga share = $770 / $7.65 per Zynga share = 100 Zynga shares and = $770 - (100 * $7.65) = $5.00 refund of excess accumulated contributions	Will receive Zynga shares upon the close of the shortened offering period. Such shares will be exchanged for a combination of TTWO shares and $3.50 per Zynga share at Closing.	Income tax and social security will be withheld on the benefit associated with the discount at purchase. Generally, no taxes will be withheld on the conversion.

Refund for excess ESPP accumulated contributions

•

Any excess accumulated contributions in your ESPP account will be refunded to you. As these were post-tax contributions, they will not be subject to ordinary income taxation as you already paid tax on this amount.

This document has been prepared pursuant to an engagement between PricewaterhouseCoopers LLP and Zynga Inc. and is intended solely for the use and benefit of Zynga and not for reliance by any other person.

Zynga Inc.

Employee FAQs - Turkey

The following summary outlines your general Turkish tax- related responsibilities with respect to your Zynga employee equity awards upon the combination of Zynga Inc. (“Zynga”) and Take-Two Interactive Software, Inc. (“TTWO”) (the “Transaction”). This information is current as of May 2022 and should not be acted on without additional consultation with your personal tax advisor. It assumes that you are an active Zynga employee, and have resided and worked exclusively in Turkey from the date the equity was granted to you until the date on which you receive all payments discussed below. The tax results may differ depending on individual circumstances, including (but not limited to) if you are not a tax resident of Turkey or have not worked exclusively in Turkey throughout this period.

The information provided below is not intended to, and does not, constitute personal tax advice. Since tax laws change frequently and since tax consequences may also depend on your personal tax situation, you should consult your personal tax advisor regarding your specific tax consequences.

Overview

The following summarizes what will happen to your stock options, restricted stock units (“RSUs”), performance stock units (“PSUs”), Employee Stock Purchase Plan (“ESPP”) shares in Zynga, and Zynga common shares as part of the Transaction under the terms of the Agreement and Plan of Merger dated January 9, 2022 (the “Merger Agreement”).

1.	What will happen to my stock options at close?

Vested Options

Your vested Zynga stock options will be converted into vested TTWO stock options under the same terms and conditions as your vested Zynga stock options. However, the number of shares and the exercise price of the TTWO stock options will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

Unvested Options

Your unvested Zynga stock options will be converted into unvested TTWO stock options under the same terms and conditions as your unvested Zynga stock options (i.e., the original vesting dates will remain unchanged). However, the number of shares and the exercise price of the TTWO stock options will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

2.	What will happen to my RSUs at close?

Your unvested Zynga RSUs will be converted into unvested TTWO RSUs under the same terms and conditions as your unvested Zynga RSUs (i.e., the original vesting dates and other terms and conditions will remain unchanged). However, the number of shares underlying the TTWO RSUs will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

3.	What will happen to my PSUs at close?

Your unvested Zynga PSUs will be converted at close into unvested TTWO RSUs under the same terms and conditions as your unvested Zynga PSUs, with the exception in some cases of the performance metrics, which will be evaluated prior to closing or remain applicable as provided in your PSU award agreement. In addition, the number of shares of the TTWO RSUs will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

Whether or not performance criteria for the PSUs will remain applicable, the time-based vesting schedule will remain unchanged. Please note that the number of Zynga common shares subject to Zynga PSUs (i.e., the Zynga shares that will be converted over to TTWO RSUs) will be determined in accordance with the terms of the PSU award agreement.

If you hold a PSU award with a performance period that has been completed and performance measured by the compensation committee of Zynga’s board of directors, then the unvested portion of the PSU award will be treated similarly to an unvested RSU award, with future vesting proceeding in accordance with the time-based vesting schedule applicable to the eligible shares, subject to the terms of the applicable award agreement.

4.	What will happen to the ESPP at close?

Zynga’s most recently completed purchase under the ESPP occurred in February 2022. While the next regularly scheduled purchase would occur in August 2022, the closing of the Transaction is expected to occur in May 2022.

Accumulated Contributions

Your accumulated contributions under the ESPP shall be used to purchase ordinary shares of Zynga as of the end of the current offering period, which will be shortened such that the final purchase will occur before the closing of the Transaction.

Any accumulated contributions under the ESPP not used to purchase shares will be refunded to you as promptly as practicable following the final purchase date. Any refund will be in the form of a cash payment made through payroll.

Note that the Zynga ESPP will cease to exist after the closing of the Transaction and there will be no new offering period after the current offering period ends.

5.	What will happen to my Zynga common shares (including previously vested RSU awards) at close?

As a quick reminder, if your Zynga RSUs vested in the past, they now are shares of Zynga common stock. For each share of vested and outstanding Zynga common stock that you own immediately prior to closing, you will receive ordinary shares in TTWO shortly after close plus a cash payment of $3.50 per share. The number of shares received in TTWO will be determined using the exchange ratio for shares provided under the Merger Agreement.

6.	What are the exchange ratios?

As provided in the Merger Agreement, the exchange ratio for shares will be determined as follows: (i) if the TTWO Common Stock Price (as defined below) is an amount greater than $181.88, then this exchange ratio will be 0.0350; (ii) if the TTWO Common Stock Price is an amount greater than or equal to $156.50 but less than or equal to $181.88, then this exchange ratio will be an amount equal to the quotient (rounded to five decimal places) obtained by dividing: (a) $6.36 by (b) the TTWO Common Stock Price; and (iii) if the TTWO Common Stock Price is less than $156.50, then this exchange ratio will be 0.0406.2

The exchange ratio for equity awards is very similar to the exchange ratio for shares as described above, but because there is no cash paid upon conversion of any Zynga equity awards into TTWO equity awards, the $3.50 in cash (discussed in FAQ #5 above) first is converted into a number of TTWO shares. This is done by dividing the $3.50 by the TTWO Common Stock Price. The exchange ratio for equity awards is the sum of such quotient, plus the exchange ratio for shares.

[2]

“TTWO Common Stock Price” will be the volume-weighted average sales price per share taken to four decimal places of TTWO Common Stock on the Nasdaq Global Select Market for the consecutive period beginning at 9:30 a.m. New York time on the twenty-third trading day immediately preceding the closing date of the Transaction and concluding at 4:00 p.m. New York time on the third trading day immediately preceding such closing date.

7.	When will these changes in my Zynga equity and equity awards occur?

These changes will be effective on the date of the close of the Transaction and will be reflected in your equity account approximately 2-4 business days after the close of the Transaction.

8.	What are the general tax implications related to the equity consideration and cash consideration?

Zynga Stock Options converted to TTWO Stock Options (both vested and unvested)

A holder of stock options generally will not be subject to taxes due to the conversion of stock options (i.e., Zynga stock options that are converted into stock options in TTWO) in the Transaction.

Generally, there will be taxable compensation on any positive spread value (i.e., the fair market value (FMV) of the shares at exercise less the exercise price) at the time of exercise, and there may be income tax due at the applicable marginal tax rate on this compensation. Additional tax (capital gains) may be due when selling shares, if the Turkish Lira (TRY) equivalent value of the shares increases after shares are received at exercise. The capital gain will be calculated based on TRY figures calculated using the Turkish Central Bank Buying rates on the date of acquisition (i.e., exercise) and sale. Due to the fluctuation of the Turkish Lira, regardless of any potential FX loss, a gain may still have to be reported. Additional inflation adjustments are also possible if the index ratio between the sale and acquisition dates is more than or equal to 10%.

Zynga Unvested RSUs converted to TTWO RSUs

A holder of RSUs generally will not be subject to taxes due to the conversion of unvested RSUs (i.e., Zynga RSUs that are converted into RSUs in TTWO). Generally, there will be taxable compensation on the FMV of the shares at the time of vesting and settlement, and there may be income tax due at the applicable tax rate on this compensation. Additional tax (capital gains) generally will be due when selling shares, if the Turkish Lira (TRY) equivalent value of the shares increases after vesting. The capital gain will be calculated based on TRY figures calculated using the Turkish Central Bank Buying rates on the date of acquisition (i.e., vesting) and sale. Due to the fluctuation of the Turkish Lira, regardless of any potential FX loss, a gain may still have to be reported. Additional inflation adjustments are also possible if the index ratio between the sale and acquisition dates is more than or equal to 10%.

Zynga Unvested PSUs converted to TTWO RSUs

There generally is not a taxable event with respect to the conversion of unvested PSUs (i.e., Zynga PSUs that are converted into RSUs or PSUs in TTWO) in the Transaction. There may be taxable compensation on the FMV of the shares vest and are issued, and there may be income tax due at the applicable tax rate. Additional tax (capital gains) may be due when selling shares, if the Turkish Lira (TRY) equivalent value of the shares increases after shares are received at vesting. The capital gain will be calculated based on TRY figures calculated using the Turkish Central Bank Buying rates on the date of acquisition (i.e., vesting) and sale. Due to the fluctuation of the Turkish Lira, regardless of any potential FX loss, a gain may still have to be reported. Additional inflation adjustments are also possible if the index ratio between the sale and acquisition dates is more than or equal to 10%.

ESPP

You will receive a refund of any excess accumulated contributions not used to purchase Zynga shares.

Note that the Zynga shares purchased with accumulated contributions will be converted to the right to receive cash and TTWO shares as discussed below. As per Turkish legislation, since you already have economic & beneficial ownership rights in the Zynga shares you purchased with your accumulated contributions, the exchange will be considered as two separate transactions: the sale of shares already held and the purchase of new shares. Therefore, this will be accounted for as a capital gain. The capital gain will be calculated based on TRY figures calculated using the Turkish Central Bank Buying rates on the date of acquisition (i.e., purchase) and sale. Due to the fluctuation of the Turkish Lira, regardless of any potential FX loss, a gain may still have to be reported. Additional inflation adjustments are also possible if the index ratio between the sale and acquisition dates is more than or equal to 10%. The final income calculated should be declared via your annual income tax return and will be taxable at your applicable tax rate on your tax return.

Zynga Common Shares (including vested RSU awards)

You will receive a combination of shares in TTWO and a cash payment in exchange for your Zynga shares in the Transaction. As per Turkish legislation, since you already have economic & legal rights in the Zynga shares you purchased, the conversion of Zynga shares to TTWO shares will be considered a sale and capital gain should be calculated on this transaction. Additional tax (capital gains) may be due when you sell your shares assuming the Turkish Lira (TRY) equivalent value of the shares increases after shares are received. The capital gain will be calculated based on TRY figures calculated using the Turkish Central Bank Buying rates on the date of acquisition and sale. Due to the fluctuation of the Turkish Lira, regardless of any potential FX loss, a gain may still have to be reported. Additional inflation adjustments are also possible if the index ratio between the sale and acquisition dates is more than or equal to 10%. The final income calculated should be declared via your annual income tax return and will be taxable at your applicable tax rate on your tax return. It is your responsibility to report and pay taxes on any capital gains realized.

You will also receive cash consideration of $3.50 for each Zynga share you hold. The cash consideration will be taxable to you as a dividend equivalent, which is also considered employment income. It is your responsibility to report and pay taxes on any dividend equivalent income on your personal tax return, along with any employment income arising from such transactions.

9.	Will income and social security taxes be withheld?

No. Your employer has no withholding obligations over the income received. Instead, you will be required to report the income & pay any taxes due via your annual income tax return.

10.	Will my income be reported to the tax authorities?

No. Your employer has no reporting obligations over the income received.

11.	What are my tax reporting requirements?

You must report your compensation income, dividend equivalent income, and any capital gains on your annual Turkish income tax return. Please consult with your tax advisor with respect to any details or questions.

Additionally, Zynga expects to provide you with a Stock Plans Transaction Supplemental Statement from E*Trade next year to assist you in reporting the corporate action on your tax return. This is not an official tax document but it will contain certain information that may be useful for reporting purposes.

12.	Can you provide additional information on capital gains taxation?

If the TRY equivalent sales price of the shares is higher than the TRY equivalent FMV on the date of exercise/vesting/purchase, you will realize a capital gain, which will be required to be reported on your annual income tax return along with other reportable income.

Capital gain over foreign shares is calculated as the difference between the TRY equivalent of the acquisition cost and sale prices calculated with the exchange buy rate announced by the Turkish Central Bank for the sale and acquisition dates. Accordingly, exchange rate fluctuations have an effect on these calculations. If the inflation percentage between the relevant dates is equal to and/or higher than 10%, an adjustment can be made.

If the TRY equivalent of the sales price of the shares is lower than the TRY equivalent of the FMV on the date of exercise/vesting/purchase, you will realize a capital loss. Capital losses can generally be used to offset capital gains calculated over the same type of assets.

Examples

The following is for illustrative purposes and amounts may be subject to change and/or subject to certain conditions in order to be paid. The following is for illustrative purposes and amounts may be subject to change and/or subject to certain conditions in order to be paid. The exchange ratio used to convert Zynga equity into TTWO equity will be based in part on the market price of TTWO stock closer to the closing of the Transaction, as discussed in FAQ #6 above. For the purposes of these examples, we have assumed an exchange ratio of .03975 for shares and an exchange ratio of .06165 for equity awards (which, as described in FAQ #6 above, takes into account that Zynga equity awards do not receive the cash consideration otherwise payable on Zynga stock).

Zynga Stock Options converted to TTWO Stock Options

•	100 Stock Options in Zynga with an exercise price of $5.00 per share will be converted into 6 Stock Options in TTWO with an exercise price of $81.11 per share.

Payment	Amount	Payment Timing	Taxes
Converted Options	= 100 Zynga NQSOs * .06165 = 6 TTWO NQSOs Zynga exercise price of $5.00 per share + TTWO exercise price of $81.11 per share = $5.00 / 0.06165 = $81.11	Will receive TTWO options on closing but no shares until the options are exercised	N/A – Generally, no taxes will apply until exercise.

Zynga RSUs converted to TTWO RSUs

•	100 unvested RSUs in Zynga will be converted into 6 unvested RSUs in TTWO.

Payment	Amount	Payment Timing	Taxes
Converted RSUs	= 100 Zynga RSUs * .06165 = 6 TTWO RSUs	Will receive TTWO RSUs on closing but no shares issued until after shares have vested	N/A – Generally, no taxes will apply until vesting and issuance of the shares.

Zynga PSUs converted to TTWO RSUs

•

100 unvested PSUs in Zynga will be converted into 5 unvested RSUs in TTWO. For purposes of this example, we have assumed that performance will be measured at 85% of target levels shortly before the conversion as a result of the Transaction.

Payment	Amount	Payment Timing	Taxes
Converted RSUs	= 100 Zynga PSUs * .06165 * 85% = 5 TTWO RSUs	Will receive TTWO RSUs on closing but no shares issued until after shares have vested	N/A – Generally, no taxes will apply until vesting and issuance of the shares.

Zynga shares converted to TTWO shares

•

100 Zynga shares will be converted into 3 shares in TTWO, $350 in cash consideration, and $156 for the remaining fraction of a TTWO share. This example assumes shares were acquired upon previous vesting of Zynga RSUs or exercise of vested Stock Options.

Payment	Amount	Payment Timing	Taxes
TTWO Shares

= 100 Zynga shares *.03975 = 3 TTWO shares

Acquisition date of Zynga shares: 20 April 2021

TRY/USD exchange rate on 20 April 2021: 8.10

Share price of Zynga on 20 April 2021: $10.50

Total purchase value in TRY: ($10.50*8.10*100) =8,505 TRY

		Will receive TTWO shares and cash consideration upon closing.	Income tax will be due over the capital gain calculated with the TRY equivalent values of vest & sale and also the dividend received.

Exchange date of shares: 1 May 2022

TRY/USD exchange rate on 1 May 2022: 13.50

Share price of Zynga on 1 May 2022: $9.00

Total sale value in TRY: ($9.00*13.50*100)=12,150 TRY

Capital gain: TRY sale value - TRY purchase value = 12,150-8,505 = 3,645 TRY

and

= 100 Zynga shares*$3.50 per share = $350*pay date’s exchange rate = dividend equivalent income

and

= 0.975 fraction of a TTWO share * $160 TTWO share price = $156.00

ESPP accumulated contributions used to purchase Zynga shares

•	Assuming contributions of $770 and a reference price of $9.00 per Zynga share before discount.

Payment	Amount	Payment Timing	Taxes
Zynga Shares	= $ 9.00 per Zynga Share * (1 - 15% discount = $7.65 per Zynga share = $770 / $7.65 per Zynga share = 100 Zynga shares and = $770 - (100 * $7.65) = $5.00 refund of excess accumulated contributions	Will receive Zynga shares upon the close of the shortened offering period. Such shares will be exchanged for a combination of TTWO shares and $3.50 per Zynga share at Closing.	Taxes will be due on the discount amount at the date of purchase. This income will be taxed as employment income. Generally, no taxes will be withheld on the conversion.

Refund for excess ESPP accumulated contributions

•

Any excess accumulated contributions in your ESPP account will be refunded to you. As these were post-tax contributions, they will not be subject to ordinary income taxation as you already paid tax on this amount.

This document has been prepared pursuant to an engagement between PricewaterhouseCoopers LLP and Zynga Inc. and is intended solely for the use and benefit of Zynga and not for reliance by any other person.

Zynga Inc.

Employee FAQs - Ireland

The following summary outlines your general Irish tax-related responsibilities with respect to your Zynga employee equity awards upon the combination of Zynga Inc. (“Zynga”) and Take-Two Interactive Software, Inc. (“TTWO”) (the “Transaction”). This information is current as of May 2022 and should not be acted on without additional consultation with your personal tax advisor. It assumes that you are an active Zynga employee, and have resided and worked exclusively in Ireland from the date the equity was granted to you until the date on which you receive all payments discussed below.

The tax results may differ depending on individual circumstances, including (but not limited to) if you are not a tax resident of Ireland or have not worked exclusively in Ireland throughout this period.

The information provided below is not intended to, and does not, constitute personal tax advice. Since tax laws change frequently and since tax consequences may also depend on your personal tax situation, you should consult your personal tax advisor regarding your specific tax consequences.

Please note that the information below assumes that the Transaction qualifies under the share-for-share legislation which offers relief from CGT and income tax where shares are exchanged under corporate reconstructions and amalgamations. This relief is only applicable subject to certain conditions being met. These include that the transaction is for bona fide commercial reasons and that the reconstruction is not contingent on a subsequent sale/transfer of shares.

Overview

The following summarizes what will happen to your stock options, restricted stock units (“RSUs”), performance stock units (“PSUs”), Employee Stock Purchase Plan (“ESPP”) shares in Zynga, and Zynga common shares as part of the Transaction under the terms of the Agreement and Plan of Merger dated January 9, 2022 (the “Merger Agreement”).

1.	What will happen to my stock options at close?

Vested Options

Your vested Zynga stock options will be converted into vested TTWO stock options under the same terms and conditions as your vested Zynga stock options. However, the number of shares and the exercise price of the TTWO stock options will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

Unvested Options

Your unvested Zynga stock options will be converted into unvested TTWO stock options under the same terms and conditions as your unvested Zynga stock options (i.e., the original vesting dates and other terms and conditions will remain unchanged). However, the number of shares and the exercise price of the TTWO stock options will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

2.	What will happen to my RSUs at close?

Your unvested Zynga RSUs will be converted into unvested TTWO RSUs under the same terms and conditions as your unvested Zynga RSUs (i.e., the original vesting dates and other terms and conditions will remain unchanged). However, the number of shares underlying the TTWO RSUs will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

3.	What will happen to my PSUs at close?

Your unvested Zynga PSUs will be converted at close into unvested TTWO RSUs under the same terms and conditions as your unvested Zynga PSUs, with the exception in some cases of the performance metrics, which will be evaluated prior to closing or remain applicable as provided in your PSU award agreement. In addition, the number of shares of the TTWO RSUs will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

Whether or not performance criteria for the PSUs will remain applicable, the time-based vesting schedule will remain unchanged. Please note that the number of Zynga common shares subject to Zynga PSUs (i.e., the Zynga shares that will be converted over to TTWO RSUs) will be determined in accordance with the terms of the PSU award agreement.

If you hold a PSU award with a performance period that has been completed and performance measured by the compensation committee of Zynga’s board of directors, then the unvested portion of the PSU award will be treated similarly to an unvested RSU award, with future vesting proceeding in accordance with the time-based vesting schedule applicable to the eligible shares, subject to the terms of the award agreement.

4.	What will happen to the ESPP at close?

Zynga’s most recently completed purchase under the ESPP occurred in February 2022. While the next regularly scheduled purchase would occur in August 2022, the closing of the Transaction is expected to occur in May 2022.

Accumulated Contributions

Your accumulated contributions under the ESPP shall be used to purchase ordinary shares of Zynga as of the end of the current offering period, which will be shortened such that the final purchase will occur before the closing of the Transaction.

Any accumulated contributions under the ESPP not used to purchase shares will be refunded to you as promptly as practicable following the final purchase date. Any refund will be in the form of a cash payment made through payroll.

Note that the Zynga ESPP will cease to exist after the closing of the Transaction and there will be no new offering period after the current offering period ends.

5.	What will happen to my Zynga common shares (including previously vested RSU awards) at close?

As a quick reminder, if your Zynga RSUs vested in the past, they now are shares of Zynga common stock. For each share of vested and outstanding Zynga common stock that you own immediately prior to closing, you will receive ordinary shares in TTWO shortly after close plus a cash payment of $3.50 per share. The number of shares received in TTWO will be determined using the exchange ratio for shares provided under the Merger Agreement.

6.	What are the exchange ratios?

As provided in the Merger Agreement, the exchange ratio for shares will be determined as follows: (i) if the TTWO Common Stock Price (as defined below) is an amount greater than $181.88, then this exchange ratio will be 0.0350; (ii) if the TTWO Common Stock Price is an amount greater than or equal to $156.50 but less than or equal to $181.88, then this exchange ratio will be an amount equal to the quotient (rounded to five decimal places) obtained by dividing: (a) $6.36 by (b) the TTWO Common Stock Price; and (iii) if the TTWO Common Stock Price is less than $156.50, then this exchange ratio will be 0.0406.3

The exchange ratio for equity awards is very similar to the exchange ratio for shares as described above, but because there is no cash paid upon conversion of any Zynga equity awards into TTWO equity awards, the $3.50 in cash (discussed in FAQ #5 above) first is converted into a number of TTWO shares. This is done by dividing the $3.50 by the TTWO Common Stock Price. The exchange ratio for equity awards is the sum of such quotient, plus the exchange ratio for shares.

[3]

“TTWO Common Stock Price” will be the volume-weighted average sales price per share taken to four decimal places of TTWO Common Stock on the Nasdaq Global Select Market for the consecutive period beginning at 9:30 a.m. New York time on the twenty-third trading day immediately preceding the closing date of the Transaction and concluding at 4:00 p.m. New York time on the third trading day immediately preceding such closing date.

7.	When will these changes in my Zynga equity and equity awards occur?

These changes will be effective on the date of the close of the Transaction and will be reflected in your equity account approximately 2-4 business days after the close of the Transaction.

8.	What are the general tax implications related to the equity consideration and cash consideration?

Zynga Stock Options converted to TTWO Stock Options (both vested and unvested)

A holder of stock options generally will not be subject to taxes due to the conversion of stock options (i.e., Zynga stock options that are converted into stock options in TTWO) in the Transaction.

There is specific Irish tax legislation in reference to the conversion of options in this type of scenario. Assuming the conditions are met, you will not be seen to have exercised the Zynga stock options at the conversion date. Instead, the new TTWO stock options will be subject to taxation, similar to the original Zynga stock options.

You will be subject to taxes upon the exercise of the stock options. The taxable value will be the fair market value (FMV) of the shares at exercise less the exercise price. You must remit the income tax, USC, and employee PRSI liabilities to the Irish Revenue via self-assessment. These payments must be made within 30 days of the date of exercise. A return (RTSO1) should also be filed at the same time as the income tax, USC, and employee PRSI payments are made.

When an individual exercises stock options in a tax year, they are regarded as a “chargeable person” for self-assessment tax purposes for that tax year (if not already), which brings automatic tax return filing requirements. The full details of the exercise must also be reported on the individual’s tax return for the tax year. This must be filed with Revenue on or before 31 October in the tax year following the year in which the options are exercised.

Capital Gains Tax (CGT) will be due when selling shares, if the value of the shares increases after shares are acquired at exercise. Please see FAQ #12 below for further information on CGT.

Zynga Unvested RSUs converted to TTWO RSUs

A holder of RSUs generally will not be subject to Irish taxes on the conversion of unvested RSUs (i.e., Zynga RSUs that are converted into RSUs in TTWO) in the Transaction.

Generally, there will be taxable compensation on the FMV of the shares at the time of vesting and settlement, and there may be income tax, USC, and employee PRSI withholding via payroll.

Capital Gains Tax will be due when selling shares, if the value of the shares increases after vesting. Please see FAQ #12 below for further information on CGT.

Zynga Unvested PSUs converted to TTWO RSUs

There generally is not a taxable event with respect to the conversion of unvested PSUs (i.e., Zynga PSUs that are converted into RSUs or PSUs in TTWO) in the Transaction. There may be taxable compensation on the FMV of the shares at the time shares vest and are issued, and there may be income tax, USC and employee PRSI withholding via payroll.

Capital Gains Tax generally will be due when selling shares, if the value of the shares increases after shares are received at vesting. Please see FAQ #12 below for further information on CGT.

ESPP

You will receive a refund of any excess accumulated contributions not used to purchase Zynga shares. As the contributions were made from your net earnings (i.e., post tax deductions), there should be no tax implications for you upon receiving this refund.

Should you hold Zynga common shares (i.e., exercised your options to acquire Zynga shares) at transfer, please refer to the Zynga Common Shares section below.

Zynga Common Shares (including vested RSU awards)

You will receive a combination of shares in TTWO and a cash payment in exchange for your Zynga shares in the Transaction. Generally, the disposal of shares would trigger CGT in Ireland. However, there is specific share-for share legislation which offers relief from CGT and income tax where shares are exchanged under corporate reconstructions and amalgamations.

Under share-for share legislation, the intrinsic value of the shares pre-restructure and post- restructure should remain the same and the transaction should be for bona fide commercial reasons. The new shareholding is viewed in the hands of the shareholder as if it were the original shareholding and so no charge to CGT is triggered at the point of exchange.

We understand the TTWO shares acquired will meet the conditions of the share-for-share legislation relief and as such, CGT will not arise on this portion of your current shareholding which is transferred to TTWO shares.

As you will also receive a cash payment for a portion of your current shareholding, a part disposal will arise for Irish CGT purposes. You will be required to calculate the capital gain (if applicable) and report the same to the Revenue, paying any taxes due. Please refer to FAQ #12 below for further details on CGT.

9.	Will income and social security taxes be withheld?

Yes, if due, both income and social security generally will be withheld by your employer at the time of the taxable event for any taxable compensation (i.e., at vesting for RSUs and PSUs).

The exercise of share options falls outside payroll withholding requirements and you must personally remit the income tax, USC, and employee PRSI liabilities to the Irish Revenue via self-assessment.

Please note that it is your responsibility to pay any CGT due directly to the tax authorities.

10.	Will my income be reported to the tax authorities?

Any compensation income and the related tax withholdings will be reported by your employer on your payslip in the month in which the taxable event occurs (i.e., when the payments are made/when RSUs vest).

The grant and exercise of share options will be reported separately by your employer to the Irish tax authorities on an annual basis. These details will be used by Revenue to cross reference the information filed by you when filing your RTSO1 and your personal income tax return.

Capital gains will not be reported by your employer. It is your responsibility to report any capital gains on your personal income tax return.

11.	What are my tax reporting requirements?

You must report your compensation income, share option exercises, and any capital gains on your annual personal Irish income tax return. You should consult with your tax advisor with respect to any details or questions.

Additionally, Zynga expects to provide you with a Stock Plans Transaction Supplemental Statement from E*Trade next year to assist you in reporting the corporate action on your tax return. This is not an official tax document but it will contain certain information that may be useful for reporting purposes.

12.	Can you provide additional information on capital gains taxation?

If the sales price of the shares is higher than the FMV on the date of exercise, vesting, issuance, or purchase (as applicable), there will be a capital gain, which will be subject to capital gains tax as discussed in FAQ #8 above.

If shares are sold on the same day as the RSU vest/share option exercise, no CGT liability should arise.

If shares are sold which were previously acquired, CGT may be payable. CGT is calculated by reference to the net disposal proceeds less the FMV of the shares at the date of vest/exercise/acquisition. Capital gains are currently taxed at a flat rate of 33%. There is an annual (non-transferrable) exemption of €1,270 per individual per tax year.

The tax year for CGT is divided into two periods:

•	An ‘initial period’ which runs from 1 January to 30 November; and

•	A ‘later period’ which runs from 1 December to 31 December.

For disposals in the initial period, CGT payments are due by 15 December in the same tax year. CGT for disposals in the later period are due by 31 January in the following tax year.

The capital gains must be reported in the income tax return for the relevant tax year, which is due for filing by 31 October in the following tax year.

If the sales price of the shares is lower than the FMV on the date of acquisition (i.e., exercise/vesting/purchase), you will realize a capital loss. Capital losses can generally be used to offset capital gains.

Examples

The following is for illustrative purposes and amounts may be subject to change and/or subject to certain conditions in order to be paid. The exchange ratio used to convert Zynga equity into TTWO equity will be based in part on the market price of TTWO stock closer to the closing of the Transaction, as discussed in FAQ #6 above. For the purposes of these examples, we have assumed an exchange ratio of ..03975 for shares and an exchange ratio of .06165 for equity awards (which, as described in FAQ #6 above, takes into account that Zynga equity awards do not receive the cash consideration otherwise payable on Zynga stock).

Zynga Stock Options converted to TTWO Stock Options

•	100 Stock Options in Zynga with an exercise price of $5.00 per share will be converted into 6 Stock Options in TTWO with an exercise price of $81.11 per share.

Payment	Amount	Payment Timing	Taxes
Converted Options	= 100 Zynga NQSOs * .06165 = 6 TTWO NQSOs Zynga exercise price of $5.00 per share + TTWO exercise price of $81.11 per share = $5.00 / 0.06165 = $81.11	Will receive TTWO options on closing but no shares until the options are exercised	N/A – Generally, no taxes will apply until exercise.

Zynga RSUs converted to TTWO RSUs

•	100 unvested RSUs in Zynga will be converted into 6 unvested RSUs in TTWO.

Payment	Amount	Payment Timing	Taxes
Converted RSUs	= 100 Zynga RSUs * .06165 = 6 TTWO RSUs	Will receive TTWO RSUs on closing but no shares issued until after shares have vested	N/A – Generally, no taxes will apply until vesting and issuance of the shares.

Zynga PSUs converted to TTWO RSUs

•

100 unvested PSUs in Zynga will be converted into 5 unvested RSUs in TTWO. For purposes of this example, we have assumed that performance will be measured at 85% of target levels shortly before the conversion as a result of the Transaction.

Payment	Amount	Payment Timing	Taxes
Converted RSUs	= 100 Zynga PSUs * .06165 * 85% = 5 TTWO RSUs	Will receive TTWO RSUs on closing but no shares issued until after shares have vested	N/A – Generally, no taxes will apply until vesting and issuance of the shares.

Zynga shares converted to TTWO shares

•

100 Zynga shares will be converted into 3 shares in TTWO, $350 in cash consideration, and $156 for the remaining fraction of a TTWO share. This example assumes shares were acquired upon previous vesting of Zynga RSUs or exercise of vested Stock Options.

Payment	Amount	Payment Timing	Taxes
TTWO Shares	= 100 Zynga shares *.03975 = 3 TTWO shares and = 100 Zynga shares*$3.50 per share = $350 and = 0.975 fraction of a TTWO share * $160 TTWO share price = $156.00	Will receive TTWO shares and cash consideration upon closing

TTWO Shares

No taxes will be withheld. An exemption from CGT should be applicable for Zynga shares exchanged for TTWO shares at close. CGT may be due on the TTWO shares when they are disposed of in the future.

Cash Consideration

A CGT part disposal will arise on close in reference to the cash proceeds paid for the Zynga shares. The gain in reference to this part disposal will be liable to Irish CGT at 33%.

The chargeable gain is computed by reference to the cash consideration less a proportion of the cost of the shares. That proportion is calculated by reference to the value of the distribution and the current value of the shares.

Sales Proceeds: Cash consideration

Less cost:

Part disposal formula (Original cost*(Sales Proceeds/Sales Proceeds+remaining value)

Gain liable to CGT at 33% or if annual threshold of €1,270 not breached, no CGT will be due.

ESPP accumulated contributions used to purchase Zynga shares

•	Assuming contributions of $770 and a reference price of $9.00 per Zynga share before discount.

Payment	Amount	Payment Timing	Taxes
Zynga Shares	= $ 9.00 per Zynga Share * (1 - 15% discount = $7.65 per Zynga share = $770 / $7.65 per Zynga share = 100 Zynga shares and = $770 - (100 * $7.65) = $5.00 refund of excess accumulated contributions	Will receive Zynga shares upon the close of the shortened offering period. Such shares will be exchanged for a combination of TTWO shares and $3.50 per Zynga share at Closing.	Taxes due on exercise in reference to the difference between the option price and the FMV of the underlying shares at the date of exercise of the share options. You are personally responsible for remitting the taxes due to the Irish Revenue (see FAQ #8 for details).

Refund for excess ESPP accumulated contributions

•

Any excess accumulated contributions in your ESPP account will be refunded to you. As these were post-tax contributions, they will not be subject to ordinary income taxation as you already paid tax on this amount.

This document has been prepared pursuant to an engagement between PricewaterhouseCoopers LLP and Zynga Inc. and is intended solely for the use and benefit of Zynga and not for reliance by any other person.

Zynga Inc.

Employee FAQs - Finland

The following summary outlines your general Finnish tax-related responsibilities with respect to your Zynga employee equity awards upon the combination of Zynga Inc. (“Zynga”) and Take-Two Interactive Software, Inc. (“TTWO”) (the “Transaction”). This information is current as of May 2022 and should not be acted on without additional consultation with your personal tax advisor. It assumes that you are an active Zynga employee, and have resided and worked exclusively in Finland from the date the equity was granted to you until the date on which you receive all payments discussed below. The tax results may differ depending on individual circumstances, including (but not limited to) if you are not a tax resident of Finland or have not worked exclusively in Finland throughout this period.

The information provided below is not intended to, and does not, constitute personal tax advice. Since tax laws change frequently and tax consequences depend on your personal tax situation, you should consult your personal tax advisor regarding your specific tax consequences.

Please note that the information below assumes that the employees are Finnish resident taxpayers according to the Finnish Income Tax Act at the time of the transaction.

Overview

The following summarizes what will happen to your stock options, restricted stock units (“RSUs”), performance stock units (“PSUs”), Employee Stock Purchase Plan (“ESPP”) shares in Zynga, and Zynga common shares as part of the Transaction under the terms of the Agreement and Plan of Merger dated January 9, 2022 (the “Merger Agreement”).

1.	What will happen to my stock options at close?

Vested Options

Your vested Zynga stock options will be converted into vested TTWO stock options under the same terms and conditions as your vested Zynga stock options. However, the number of shares and the exercise price of the TTWO stock options will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

Unvested Options

Your unvested Zynga stock options will be converted into unvested TTWO stock options under the same terms and conditions as your unvested Zynga stock options (i.e., the original vesting dates and other terms and conditions will remain unchanged). However, the number of shares and the exercise price of the TTWO stock options will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

2.	What will happen to my RSUs at close?

Your unvested Zynga RSUs will be converted into unvested TTWO RSUs under the same terms and conditions as your unvested Zynga RSUs (i.e., the original vesting dates and other terms and conditions will remain unchanged). However, the number of shares underlying the TTWO RSUs will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

3.	What will happen to my PSUs at close?

Your unvested Zynga PSUs will be converted at close into unvested TTWO RSUs under the same terms and conditions as your unvested Zynga PSUs, with the exception in some cases of the performance metrics, which will be evaluated prior to closing or remain applicable as provided in your PSU award agreement. In addition, the number of shares of the TTWO RSUs will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

Whether or not performance criteria for the PSUs will remain applicable, the time-based vesting schedule will remain unchanged. Please note that the number of Zynga common shares subject to Zynga PSUs (i.e., the Zynga shares that will be converted over to TTWO RSUs) will be determined in accordance with the terms of the PSU award agreement.

If you hold a PSU award with a performance period that has been completed and performance measured by the compensation committee of Zynga’s board of directors, then the unvested portion of the PSU award will be treated similarly to an unvested RSU award, with future vesting proceeding in accordance with the time-based vesting schedule applicable to the eligible shares, subject to the terms of the award agreement.

4.	What will happen to the ESPP at close?

Zynga’s most recently completed purchase under the ESPP occurred in February 2022. While the next regularly scheduled purchase would occur in August 2022, the closing of the Transaction is expected to occur in May 2022.

Accumulated Contributions

Your accumulated contributions under the ESPP shall be used to purchase ordinary shares of Zynga as of the end of the current offering period, which will be shortened such that the final purchase will occur before the closing of the Transaction.

Any accumulated contributions under the ESPP not used to purchase shares will be refunded to you as promptly as practicable following the final purchase date. Any refund will be in the form of a cash payment made through payroll.

Note that the Zynga ESPP will cease to exist after the closing of the Transaction and there will be no new offering period after the current offering period ends.

5.	What will happen to my Zynga common shares (including previously vested RSU awards) at close?

As a quick reminder, if your Zynga RSUs vested in the past, they now are shares of Zynga common stock. For each share of vested and outstanding Zynga common stock that you own immediately prior to closing, you will receive ordinary shares in TTWO shortly after close plus a cash payment of $3.50 per share. The number of shares received in TTWO will be determined using the exchange ratio for shares provided under the Merger Agreement.

6.	What are the exchange ratios?

As provided in the Merger Agreement, the exchange ratio for shares will be determined as follows: (i) if the TTWO Common Stock Price (as defined below) is an amount greater than $181.88, then this exchange ratio will be 0.0350; (ii) if the TTWO Common Stock Price is an amount greater than or equal to $156.50 but less than or equal to $181.88, then this exchange ratio will be an amount equal to the quotient (rounded to five decimal places) obtained by dividing: (a) $6.36 by (b) the TTWO Common Stock Price; and (iii) if the TTWO Common Stock Price is less than $156.50, then this exchange ratio will be 0.0406.4

The exchange ratio for equity awards is very similar to the exchange ratio for shares as described above, but because there is no cash paid upon conversion of any Zynga equity awards into TTWO equity awards, the $3.50 in cash (discussed in FAQ #5 above) first is converted into a number of TTWO shares. This is done by dividing the $3.50 by the TTWO Common Stock Price. The exchange ratio for equity awards is the sum of such quotient, plus the exchange ratio for shares.

[4]

“TTWO Common Stock Price” will be the volume-weighted average sales price per share taken to four decimal places of TTWO Common Stock on the Nasdaq Global Select Market for the consecutive period beginning at 9:30 a.m. New York time on the twenty-third trading day immediately preceding the closing date of the Transaction and concluding at 4:00 p.m. New York time on the third trading day immediately preceding such closing date.

7.	When will these changes in my Zynga equity and equity awards occur?

These changes will be effective on the date of the close of the Transaction and will be reflected in your equity account approximately 2-4 business days after the close of the Transaction.

8.	What are the general tax implications related to the equity consideration and cash consideration?

Zynga Stock Options converted to TTWO Stock Options (both vested and unvested)

A holder of stock options generally will not be subject to taxes due to the conversion of stock options (i.e., Zynga stock options that are converted into stock options in TTWO) in the Transaction. Generally, there will be taxable compensation on any positive spread value (i.e., the fair market value (FMV) of the shares at exercise less the exercise price) at the time of exercise and earned income tax may be due at the applicable earned income marginal tax rate. Additional tax (capital gains) generally will be due when selling shares, if the value of the shares increases after shares are acquired at exercise.

Zynga Unvested RSUs converted to TTWO RSUs

A holder of RSUs generally will not be subject to taxes due to the conversion of unvested RSUs (i.e., Zynga RSUs that are converted into RSUs in TTWO) in the Transaction. Generally, there will be taxable compensation on the FMV of the shares at the time of vesting and settlement, and there may be earned income tax due at the applicable earned income marginal tax rate on this compensation. Additional tax (capital gains) generally will be due when selling shares, if the value of the shares increases after vesting.

Zynga Unvested PSUs converted to TTWO RSUs

There generally is not a taxable event with respect to the conversion of unvested PSUs (i.e., Zynga PSUs that are converted into RSUs in TTWO) in the Transaction. There may be taxable compensation on the FMV of the shares at the time shares vest and are issued, and earned income tax due at the applicable earned income marginal tax rate on this compensation. Additional tax (capital gains) generally will be due when selling shares, if the value of the shares increases after shares are received at vesting.

ESPP

The Zynga shares purchased with accumulated contributions will be converted to the right to receive cash and TTWO shares as discussed below. The Transaction is considered as a disposal of Zynga shares that is subject to capital gains taxation and when you receive TTWO shares this is considered to be a new investment (i.e., purchase of TTWO shares).

You will receive a refund of any excess accumulated contributions not used to purchase Zynga shares.

Zynga Common Shares (including vested RSU awards)

You will receive a combination of shares in TTWO and a cash payment in exchange for your Zynga shares in the Transaction. This is considered under Finnish income taxation rules as a disposal of your Zynga shares. You will be taxed on any gain realized at the time of the Transaction as if you disposed of your Zynga shares. Capital income tax is due on the difference between the sales proceeds (i.e., the value of the TTWO shares and the cash payment) and the acquisition price for your Zynga shares (generally the price you paid for the Zynga shares plus any taxable income that you already recognized in acquiring the shares). It is your responsibility to report and pay taxes on any capital gains realized.

9.	Will income and social security taxes be withheld?

Yes, if due, both income tax and employee’s mandatory social security contributions will be withheld by your employer at the time of the taxable event for any taxable compensation (i.e., at exercise for stock options, and at transfer on vesting for RSUs and PSUs).

Any income taxes withheld in these cases generally will be withheld at your applicable tax withholding rates, according to your current withholding tax card. If your monthly cash compensation is not enough to cover the full tax withholding on your monthly income and equity award benefit, the tax withholding will be divided evenly between the remaining calendar months of the year in question.

Concerning the capital gain (or loss) realized when you dispose of your shares, your employer will not withhold any taxes or report the proceeds or capital gain realized. You are required to report the income to the Finnish Tax Administration during the tax year or at the latest within your 2022 annual tax return. However, you should be mindful that unless you have paid the capital gain taxes due on the disposal of shares by the end of January 2023 you will be charged 2% interest from the beginning of February 2023 until the date when you have paid your 2022 income taxes. Therefore, it is beneficial for you to report the income and pay the related taxes before February 2023.

10.	Will my income be reported to the tax authorities?

Your employer will be liable to report any earned income relating to your stock options, RSU/PSUs, and ESPP, and the related tax withholdings to the Incomes Register shortly after the taxable event occurs.

Capital gains will not be reported. It is your responsibility to report any capital gains on your personal income tax return.

11.	What are my tax reporting requirements?

You do not have to report the stock option, RSU/PSU, or ESPP benefits, since your local employer is liable to handle this in their payroll reporting. However, once you receive your pre-completed annual tax return during the Spring of 2023, you are required to check that the payroll reporting has been done correctly (i.e., the amount of your share based incentives is correct). However, as mentioned above, you must report your capital gains yourself on your annual Finnish tax return and should consult with your tax advisor with respect to any details or questions.

Additionally, Zynga expects to provide you with a Stock Plans Transaction Supplemental Statement from E*Trade next year to assist you in reporting the corporate action on your tax return. This is not an official tax document but it will contain certain information that may be useful for reporting purposes.

12.	Can you provide additional information on capital gains taxation?

If the sales price of the shares is higher than the FMV on the date of exercise, vesting, issuance, or purchase (as applicable), there will be a capital gain, which will be subject to capital income tax. Capital gains are subject to capital income tax at a rate of 30% (34% on the annual amount of all capital income exceeding € 30 000).

In case your total annual selling price of shares (and other investment instruments) sold during the tax year does not exceed €1,000, capital income tax is not payable on the possible gain but you will need to report these in your annual tax return.

If the disposal of shares realizes a capital loss, this loss is deducted from any capital gains and other capital income realized during the same year. The unused capital loss can be carried forward and deducted during the following five tax years.

Examples

The following is for illustrative purposes and amounts may be subject to change and/or subject to certain conditions in order to be paid. The examples assume the following:

•

The exchange ratio used to convert Zynga equity into TTWO is contingent on the market price of TTWO stock at close.The exchange ratio used to convert Zynga equity into TTWO equity will be based in part on the market price of TTWO stock closer to the closing of the Transaction, as discussed in FAQ #6 above. For the purposes of these examples, we have assumed an exchange ratio of .03975 for shares and an exchange ratio of .06165 for equity awards (which, as described in FAQ #6 above, takes into account that Zynga equity awards do not receive the cash consideration otherwise payable on Zynga stock).

Zynga Stock Options converted to TTWO Stock Options

•	100 Stock Options in Zynga with an exercise price of $5.00 per share will be converted into 6 Stock Options in TTWO with an exercise price of $81.11 per share.

Payment	Amount	Payment Timing	Taxes
Converted Options	= 100 Zynga NQSOs * .06165 = 6 TTWO NQSOs Zynga exercise price of $5.00 per share + TTWO exercise price of $81.11 per share = $5.00 / 0.06165 = $81.11	Will receive TTWO options on closing but no shares until the options are exercised	N/A – Generally, no taxes will apply until exercise.

Zynga RSUs converted to TTWO RSUs

•	100 unvested RSUs in Zynga will be converted into 6 unvested RSUs in TTWO.

Payment	Amount	Payment Timing	Taxes
Converted RSUs	= 100 Zynga RSUs * .06165 = 6 TTWO RSUs	Will receive TTWO RSUs on closing but no shares issued until after shares have vested	N/A – Generally, no taxes will apply until vesting and issuance of the shares.

Zynga PSUs converted to TTWO RSUs

•

100 unvested PSUs in Zynga will be converted into 5 unvested RSUs in TTWO. For purposes of this example, we have assumed that performance will be measured at 85% of target levels shortly before the conversion as a result of the Transaction.

Payment	Amount	Payment Timing	Taxes
Converted RSUs	= 100 Zynga PSUs * .06165 * 85% = 5 TTWO RSUs	Will receive TTWO RSUs on closing but no shares issued until after shares have vested	N/A – Generally, no taxes will apply until vesting and issuance of the shares.

Zynga shares converted to TTWO shares

•

100 Zynga shares will be converted into 3 shares in TTWO, $350 in cash consideration, and $156 for the remaining fraction of a TTWO share. This example assumes shares were acquired upon previous vesting of Zynga RSUs or exercise of vested Stock Options.

•	For purposes of this example, we assume your acquisition cost for one Zynga share is $4 and you are subject to capital gains tax rate at a rate of 30%.

Payment	Amount	Payment Timing	Taxes
TTWO Shares	= 100 Zynga shares *.03975 = 3 TTWO shares and = 100 Zynga shares*$3.50 per share = $350 and = 0.975 fraction of a TTWO share * $160 TTWO share price = $156.00	Will receive TTWO shares and cash consideration upon closing

Disposal of Zynga Shares

No taxes will be withheld. Capital gains may be realized.

The conversion will be treated as if the 100 Zynga shares were sold and the difference between the stock price upon conversion and the stock price upon the acquisition of the shares will be subject to capital gains taxation.

Disposal proceeds:

100 Zynga shares x $9 = $900

Acquisition cost:

100 Zynga shares x $4 = $400

Capital gain:

$900 - $400 = $500

Capital gains income tax:

$500*30% = $150

ESPP accumulated contributions used to purchase Zynga shares

•	Assuming contributions of $770 and a reference price of $9.00 per Zynga share before discount.

Payment	Amount	Payment Timing	Taxes
Zynga Shares	= $ 9.00 per Zynga Share * (1 - 15% discount = $7.65 per Zynga share = $770 / $7.65 per Zynga share = 100 Zynga shares and = $770 - (100 * $7.65) = $5.00 refund of excess accumulated contributions	Will receive Zynga shares upon the close of the shortened offering period. Such shares will be exchanged for a combination of TTWO shares and $3.50 per Zynga share at Closing.	Income tax and social security contributions will be withheld on the benefit associated with the discount at purchase. Generally, no taxes will be withheld on the conversion.

Refund for excess ESPP accumulated contributions

•

Any excess accumulated contributions in your ESPP account will be refunded to you. As these were post-tax contributions, they will not be subject to income taxation as you already paid income tax on this amount.

This document has been prepared pursuant to an engagement between PricewaterhouseCoopers LLP and Zynga Inc. and is intended solely for the use and benefit of Zynga and not for reliance by any other person.

Zynga Inc.

Employee FAQs - Canada

The following summary outlines your general Canadian tax-related responsibilities with respect to your Zynga employee equity awards upon the combination of Zynga Inc. (“Zynga”) and Take-Two Interactive Software, Inc. (“TTWO”) (the “Transaction”). This information is current as of May 2022 and should not be acted on without additional consultation with your personal tax advisor. It assumes that you are an active Zynga employee, and have resided and worked exclusively in Canada from the date the equity was granted to you until the date on which you receive all payments discussed below. The tax results may differ depending on individual circumstances, including (but not limited to) if you are not a tax resident of Canada or have not worked exclusively in Canada throughout this period. Also, please note that this summary only addresses Canadian taxes; it does not cover taxes in other jurisdictions which also may be applicable.

The information provided below is not intended to, and does not, constitute personal tax advice from either PwC or your employer. Since tax laws change frequently and since tax consequences may also depend on your personal tax situation, you should consult your personal tax advisor regarding your specific tax consequences.

Our analysis and comments are based on our understanding of any background information and assumptions as set out both above and below, and upon the currently enhanced version of the Income Tax Act (Canada) (the “Act”), proposed amendments to the Act that have been publicly announced prior to the date of this memorandum, and upon our current understanding of the Canada Revenue Agency (“CRA”) published administrative positions and practices. We have assumed that any proposed amendments to the Act will be enacted in their proposed form.

Overview

The following summarizes what will happen to your stock options, restricted stock units (“RSUs”), performance stock units (“PSUs”), Employee Stock Purchase Plan (“ESPP”) shares in Zynga, and Zynga common shares as part of the Transaction under the terms of the Agreement and Plan of Merger dated January 9, 2022 (the “Merger Agreement”).

1. What will happen to my stock options at close?

Vested Options

Your vested Zynga stock options will be converted into vested TTWO stock options under the same terms and conditions as your vested Zynga stock options. However, the number of shares and the exercise price of the TTWO stock options will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

Unvested Options

Your unvested Zynga stock options will be converted into unvested TTWO stock options under the same terms and conditions as your unvested Zynga stock options (i.e., the original vesting dates and other terms and conditions will remain unchanged). However, the number of shares and the exercise price of the TTWO stock options will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

2. What will happen to my RSUs at close?

Your unvested Zynga RSUs will be converted into unvested TTWO RSUs under the same terms and conditions as your unvested Zynga RSUs (i.e., the original vesting dates and other terms and conditions will remain unchanged). However, the number of shares underlying the TTWO RSUs will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

3. What will happen to my PSUs at close?

Your unvested Zynga PSUs will be converted at close into unvested TTWO RSUs under the same terms and conditions as your unvested Zynga PSUs, with the exception in some cases of the performance metrics, which will be evaluated prior to closing or remain applicable as provided in your PSU award agreement. In addition, the number of shares of the TTWO RSUs will reflect the conversion from Zynga equity to TTWO equity using the exchange ratio for equity awards provided under the Merger Agreement.

Whether or not performance criteria for the PSUs will remain applicable, the time-based vesting schedule will remain unchanged. Please note that the number of Zynga common shares subject to Zynga PSUs (i.e., the Zynga shares that will be converted over to TTWO RSUs) will be determined in accordance with the terms of the PSU award agreement.

If you hold a PSU award with a performance period that has been completed and performance measured by the compensation committee of Zynga’s board of directors, then the unvested portion of the PSU award will be treated similarly to an unvested RSU award, with future vesting proceeding in accordance with the time-based vesting schedule applicable to the eligible shares, subject to the terms of the award agreement.

4. What will happen to the ESPP at close?

Zynga’s most recently completed purchase under the ESPP occurred in February 2022. While the next regularly scheduled purchase would occur in August 2022, the closing of the acquisition is expected to occur in May 2022.

Accumulated Contributions

Your accumulated contributions under the ESPP shall be used to purchase ordinary shares of

Zynga as of the end of the current offering period, which will be shortened such that the final purchase will occur before the closing of the Transaction.

Any accumulated contributions under the ESPP not used to purchase shares will be refunded to you as promptly as practicable following the final purchase date. Any refund will be in the form of a cash payment made through payroll.

Note that the Zynga ESPP will cease to exist after the closing of the Transaction and there will be no new offering period after the current offering period ends.

5.	What will happen to my Zynga common shares (including previously vested RSU awards) at close?

As a quick reminder, if your Zynga RSUs vested in the past, they now are shares of Zynga common stock. For each share of vested and outstanding Zynga common stock that you own immediately prior to closing, you will receive ordinary shares in TTWO shortly after close plus a cash payment of $3.50 per share. The number of shares received in TTWO will be determined using the exchange ratio for shares provided under the Merger Agreement.

6.	What are the exchange ratios?

As provided in the Merger Agreement, the exchange ratio for shares will be determined as follows: (i) if the TTWO Common Stock Price (as defined below) is an amount greater than $181.88, then this exchange ratio will be 0.0350; (ii) if the TTWO Common Stock Price is an amount greater than or equal to $156.50 but less than or equal to $181.88, then this exchange ratio will be an amount equal to the quotient (rounded to five decimal places) obtained by dividing: (a) $6.36 by (b) the TTWO Common Stock Price; and (iii) if the TTWO Common Stock Price is less than $156.50, then this exchange ratio will be 0.0406.5

The exchange ratio for equity awards is very similar to the exchange ratio for shares as described above, but because there is no cash paid upon conversion of any Zynga equity awards into TTWO equity awards, the $3.50 in cash (discussed in FAQ #5 above) first is converted into a number of TTWO shares. This is done by dividing the $3.50 by the TTWO Common Stock Price. The exchange ratio for equity awards is the sum of such quotient, plus the exchange ratio for shares.

7.	When will these changes in my Zynga equity and equity awards occur?

These changes will be effective on the date of the close of the Transaction and will be reflected in your equity account approximately 2-4 business days after the close of the Transaction.

8.	What are the general tax implications related to the equity consideration and cash consideration?

Zynga Stock Options converted to TTWO Stock Options (both vested and unvested)

Assuming that the conversion of Zynga stock options to TTWO stock options meets the conditions for a tax-deferred exchange under Canadian taxation rules, a holder of stock options generally will not be subject to taxes due to the conversion of stock options (i.e., Zynga stock options that are converted into stock options in TTWO) in the Transaction.

Assuming that the TTWO stock options fall within Canada’s share plan rules, generally no taxable event will arise on the date of vesting.

[5]

“TTWO Common Stock Price” will be the volume-weighted average sales price per share taken to four decimal places of TTWO Common Stock on the Nasdaq Global Select Market for the consecutive period beginning at 9:30 a.m. New York time on the twenty-third trading day immediately preceding the closing date of the Transaction and concluding at 4:00 p.m. New York time on the third trading day immediately preceding such closing date.

Upon exercise of the TTWO stock options, generally a taxable benefit will be included in income on any positive spread value (i.e., the fair market value (FMV) of the TTWO shares acquired under the option at exercise, less any amount payable upon exercise of the options, less any amount paid to acquire the options). This taxable benefit will be subject to income tax at the applicable marginal tax rate as well as social security taxes on this compensation.

Zynga Unvested RSUs converted to TTWO RSUs

Assuming that the conversion of Zynga unvested RSUs to RSUs of TTWO meet the conditions for a tax-deferred exchange under Canadian taxation rules, generally no taxable event will arise at the time of the conversion of unvested RSUs (i.e., Zynga RSUs that are converted into RSUs in TTWO) in the Transaction. Generally, there will be a taxable benefit on the FMV of the shares at the time of vesting and settlement, and there may be income tax due at the applicable marginal tax rate as well as social security taxes on this compensation. The FMV is determined based on the closing TTWO share price on the day of vest.

Zynga Unvested PSUs converted to TTWO RSUs

Assuming that the conversion of Zynga unvested PSUs to RSUs of TTWO meet the conditions for a tax-deferred exchange under Canadian rules, generally no taxable event will arise at the time of the conversion of unvested PSUs (i.e., Zynga PSUs that are converted into RSUs or PSUs in TTWO) in the Transaction. Generally, there will be a taxable benefit on the FMV of the shares at the time shares vest and are issued and income tax due at the applicable marginal tax rate as well as social security taxes on this compensation. The FMV is determined based on the closing TTWO share price on the day of vest.

ESPP

The Zynga shares purchased with accumulated contributions will be converted to the right to receive cash and TTWO shares as discussed below.

You will receive a refund of any excess accumulated contributions not used to purchase Zynga shares. As these were post-tax contributions, they will not be subject to ordinary income taxation as you already paid tax on this amount. To the extent of any discount on Zynga shares purchased with your contributions, you will realize a taxable employment benefit that will be subject to income and social security taxes.

Zynga Common Shares (including vested RSU awards)

You will receive a combination of shares in TTWO and a cash payment in exchange for your Zynga shares in the Transaction. Generally, the value of the TTWO shares and cash payment that you receive for each Zynga common share is likely to be treated for Canadian tax purposes as proceeds for the disposition of the Zynga shares, unless all or a portion is eligible for roll-over treatment under Canadian tax rules, in which case you would not owe taxes at the time you acquire the TTWO shares and would not owe any tax until the time the shares are sold. Note that the cash consideration may be treated as a foreign dividend, in which case it would be included in income and taxed at applicable marginal income tax rates.

Tax will be due on any capital gain in respect of all or a portion of the proceeds you receive in consideration for your Zynga common shares which you will need to report through your 2022 personal income tax return in Canada.

Upon disposition of the shares (whether at the time of exchange where there is no roll-over or at the time of sale where there is a roll-over), any increase between the shares’ adjusted cost base (ACB) and the proceeds from disposition is considered a capital gain and is subject to taxation. The taxable amount is 50% of the capital gain (which is the difference between the sale proceeds and your ACB). No withholdings of income or social taxes will be made at the time you sell your shares and it is your responsibility to report and pay taxes on any capital gains realized.

Transaction costs are also deducted in computing capital gains (losses). The calculation of capital gains can be complex and we strongly recommend that you contact your personal tax advisor to assist in this regard.

9.	Will income and social security taxes be withheld?

Yes, if due, both income and social security taxes generally will be withheld by your employer at the time of the taxable event for any taxable compensation (i.e., at exercise for stock options that are NQSOs, and at transfer on vesting for RSUs and PSUs) via payroll.

10.	Will my income be reported to the tax authorities?

Your employer will report your taxable income and income tax and social security withholdings on your T4. You will need to report your taxable income on your annual income tax returns based on the T4 provided by your employer.

Capital gains will not be reported by your employer. It is your responsibility to report any capital gains on your personal income tax return.

11.	What are my tax reporting requirements?

You are required to report disposals of shares in order to report capital gains and losses. You will need to report the sale of any shares in Schedule 3 of Form T1, which should be filed with the CRA by 30 April of the year following the tax year in which the sale or disposition occurs. You (and not the employer) are required to report any capital gain on the sale of any shares.

If you received dividends on the shares (including dividends that have been reinvested or the cash consideration in the event that it is treated as a foreign dividend and not as proceeds of disposition of your Zynga shares), the dividend income must be reported.

If you hold specified foreign property with a cost of CAD 100,000 or more in total at any time during the tax year, you are required to file Form T1135 “Foreign Income Verification Statement” with the CRA by their usual deadline for filing a tax return (which for individuals will generally be each 30 April). You are required to include information regarding foreign property held. If you meet the Form T1135 filing threshold, you are required to include information in relation to any options, RSUs, PSUs or other grants mentioned above.

Additionally, Zynga expects to provide you with a Stock Plans Transaction Supplemental Statement fromE*Trade next year to assist you in reporting the corporate action on your tax return. This is not an official tax document but it will contain certain information that may be useful for reporting purposes.

12.	Can you provide additional information on capital gains taxation?

When you sell your shares, any increase between the FMV at the time of acquisition and theFMV at the time of sale is considered a “capital gain” and is subject to taxation. The taxable amount is 50% of the capital gain (which is the difference between the sale proceeds and your ACB, if any) which is taxed at your applicable marginal income tax rate and reported as capital income. A capital loss can only be used to offset capital gains.

Generally, the ACB will be based on a cost “averaging” method. The ACB is equal to the total price paid for all company stock owned (including any purchase price required for equity awards) plus any taxable benefit included in income from employee equity awards. The ACB will be equal to the total ACB of the stock divided by the total number of company stock owned.

An exception to the averaging rules for determining the ACB of stock affects employees who:

1.	Receive stock under an employee stock plan that constitutes a legally binding agreement to issue or sell stock where stock is newly issued or treasury stock;

2.	Dispose of all or some of the stock no later than 30 days after the date of acquisition; and,

3.

Do not purchase or sell identical stock between the acquisition and the disposition date. In such case, the taxpayer may designate the stock from the equity plan as being stock that was sold (i.e., using the specific identification method), in which case the ACB will be equal to the sum of the exercise price and the benefit included in income. Accordingly, if the sale or disposal proceeds equal the FMV of the stock at the date of acquisition, no capital gain will arise at sale.

The calculation of capital gains can be extremely complex, and it is strongly recommended that you contact your personal tax advisor to assist in this regard.

Examples

The following is for illustrative purposes and amounts may be subject to change and/or subject to certain conditions in order to be paid. The exchange ratio used to convert Zynga equity into TTWO equity will be based in part on the market price of TTWO stock closer to the closing of the Transaction, as discussed in FAQ #6 above. For the purposes of these examples, we have assumed the following:

•

An exchange ratio of .03975 for shares and an exchange ratio of .06165 for equity awards (which, as described in FAQ #6 above, takes into account that Zynga equity awards do not receive the cash consideration otherwise payable on Zynga stock).

•

The option exchange has occurred on a tax-deferred or roll-over basis; the share exchange does not qualify for tax-deferred treatment; and the TTWO shares and cash are received as proceeds for the disposition of your Zynga shares. As noted above, you should seek your own tax advice concerning the consequences of these exchanges. .

Zynga Stock Options converted to TTWO Stock Options

•	100 Stock Options in Zynga with an exercise price of $5.00 will be converted into 6 Stock Options in TTWO with an exercise price of $81.11 per share.

Payment	Amount	Payment Timing	Taxes
Converted Options	= 100 Zynga options * .06165 = 6 TTWO Stock Options Zynga exercise price of $5.00 per share + TTWO exercise price of $81.11 per share = $5.00 / 0.06165 = $81.11	Will receive TTWO options on closing but no shares until the options are exercised	N/A – Generally, no taxes will apply until exercise.

Zynga RSUs converted to TTWO RSUs

• 100 unvested RSUs in Zynga will be converted into 6 unvested RSUs in TTWO.

Payment	Amount	Payment Timing	Taxes
Converted RSUs	= 100 Zynga RSUs * .06165 = 6 TTWO RSUs	Will receive TTWO RSUs on closing but no shares issued until after shares have vested	N/A – Generally, no taxes will apply until vesting and issuance of the shares.

Zynga PSUs converted to TTWO RSUs

•

100 unvested PSUs in Zynga will be converted into 5 unvested RSUs in TTWO. For purposes of this example, we have assumed that performance will be measured at 85% of target levels shortly before the conversion as a result of the Transaction.

Payment	Amount	Payment Timing	Taxes
Converted RSUs	= 100 Zynga PSUs * .06165 * 85% = 5 TTWO RSUs	Will receive TTWO RSUs on closing but no shares issued until after shares have vested	N/A – Generally, no taxes will apply until vesting and issuance of the shares.

Zynga shares converted to TTWO shares

•

100 Zynga shares will be converted into 3 shares in TTWO, $350 in cash consideration, and $156 for the remaining fraction of a TTWO share. This example assumes shares were acquired upon previous vesting of Zynga RSUs or exercise of vested Stock Options.

•	For purposes of this example, we assume you are subject to a capital gains tax rate of 27%.

Payment	Amount	Payment Timing	Taxes
TTWO Shares	= 100 Zynga shares *.03975 = 3 TTWO shares and = 100 Zynga shares*$3.50 per share = $350 and = 0.975 fraction of a TTWO share * $160 TTWO share price = $156.00	Will receive TTWO shares and cash consideration upon closing

TTWO Shares and Cash Consideration

No taxes will be withheld. Capital gains tax is due on the conversion. Your capital gain will generally equal the proceeds you receive (the value of the TTWO shares [including fractional shares] and the cash consideration of $350) less your ACB in the Zynga shares. 50% of any capital gain is included in your income and at the highest marginal income tax rate is taxed at an effective rate of 27%.

Subsequent Disposition

Capital gains tax may be due when TTWO shares are sold.

ESPP accumulated contributions used to purchase Zynga shares

•	Assuming contributions of $770 and a reference price of $9.00 per Zynga share before discount.

Payment	Amount	Payment Timing	Taxes
Zynga Shares	= $ 9.00 per Zynga Share * (1 - 15% discount = $7.65 per Zynga share = $770 / $7.65 per Zynga share = 100 Zynga shares and = $770 - (100 * $7.65) = $5.00 refund of excess accumulated contributions	Will receive Zynga shares upon the close of the shortened offering period. Such shares will be exchanged for a combination of TTWO shares and $3.50 per Zynga share at Closing.	Income tax and social security will be withheld on the benefit associated with the discount at purchase. Generally, no taxes will be withheld on the conversion.

Refund for excess ESPP accumulated contributions

•

Any excess accumulated contributions in your ESPP account will be refunded to you. As these were post-tax contributions, they will not be subject to ordinary income taxation as you already paid tax on this amount.

Forward-Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the proposed business combination of Take-Two and Zynga and the outlook for Take-Two’s or Zynga’s future business and financial performance. Such forward-looking statements are based on the current beliefs of Take-Two and Zynga as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the failure to satisfy remaining conditions to completion of the proposed combination on a timely basis or at all; risks that the proposed combination disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Take-Two and Zynga from their respective ongoing business operations; the ability of either Take-Two, Zynga or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including net bookings opportunities and cost synergies; the ability to successfully integrate Zynga’s business with Take-Two’s business or to integrate the businesses within the anticipated timeframe; the outcome of any legal proceedings that may be instituted against Take-Two, Zynga or others following announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the uncertainty of the impact of the COVID-19 pandemic and measures taken in response thereto; the effect of economic, market or business conditions, including competition, consumer demand and the discretionary spending patterns of customers, or changes in such conditions, have on Take-Two’s, Zynga’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development, launch or monetization of games and other products, and customer engagement, retention and growth; the risks of conducting Take-Two’s and Zynga’s business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; the ability to maintain acceptable pricing levels and monetization rates for Take-Two’s and Zynga’s games; and risks relating to the market value of Take-Two’s common stock to be issued in the proposed combination.

Other important factors and information are contained in the joint proxy statement/prospectus mailed by Zynga to its stockholders in connection with the proposed business combination of Take-Two and Zynga and in Take-Two’s and Zynga’s most recent Annual Reports on Form 10-K, including the risks summarized in the section entitled “Risk Factors,” in Take-Two’s and Zynga’s most recent Quarterly Reports on Form 10-Q, and in each company’s other periodic filings with the SEC, which can be accessed at www.take2games.com in the case of Take-Two, http://investor.zynga.com in the case of Zynga, or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Neither Take-Two nor Zynga undertakes any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This communication relates to a proposed business combination of Take-Two and Zynga. In connection with the proposed business combination Take-Two filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that includes a joint proxy statement/prospectus. The registration statement on Form S-4, including the joint proxy statement/prospectus, provides details of the proposed combination and the attendant benefits and risks. The registration statement was declared effective on April 7, 2022 and the definitive joint proxy statement/prospectus was sent to Take-Two and Zynga stockholders. This communication is not a substitute for the registration statement on Form S-4, including the joint proxy statement/prospectus, or any other document that Take-Two or Zynga may file with the SEC or send to their respective stockholders in connection with the proposed combination. Investors and security holders are urged to read the registration statement on Form S-4, including the definitive joint proxy statement/prospectus, and all other relevant documents filed with the SEC or sent to Take-Two’s or Zynga’s stockholders as they become available because they will contain important information about the proposed combination. All documents, when filed, will be available free of charge at the SEC’s website (www.sec.gov). You may also obtain these documents by contacting Take-Two’s Investor Relations department at contact@take2games.com; or by contacting Zynga’s Investor Relations department at investors@zynga.com. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.